Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Vital Farms, Inc.:

We consent to the use of our report dated March 26, 2020, except for note 21, as to which the date is July 22, 2020, with respect to the consolidated balance sheets of Vital Farms, Inc. and subsidiaries as of December 29, 2019 and December 30, 2018, the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity, and cash flows for each of the years in the three-year period ended December 29, 2019, and the related notes incorporated by reference herein.

/s/ KPMG LLP

Austin, Texas

July 31, 2020